                                                                       EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE

Contact:
  For Investors                     For Media
  Bruce Broussard,                  Alvis R.Swinney,
  Chief Financial Officer           Vice President of Marketing
  832-601-6103                      832-601-6174
  bruce.broussard@usoncology.com    alvis.swinney@usoncology.com
  ------------------------------    -----------------------------


     US ONCOLOGY TO EXPAND CORE SERVICES TO NON-AFFILIATED ONCOLOGISTS AND
     ---------------------------------------------------------------------
                 TRANSITION AWAY FROM TRADITIONAL PPM BUSINESS
                 ---------------------------------------------

HOUSTON, September 30, 2001 - US Oncology, Inc. (Nasdaq: USON) announced today it will focus its operations on three core service lines: Oncology Pharmaceutical Management, Outpatient Cancer Center Operations, and Cancer Research and Development Services. US Oncology will begin marketing these core services outside its network immediately through a non-physician practice management (PPM) model. Existing affiliated practices will be afforded the opportunity to terminate their existing service agreements and enter into new arrangements under the Service Line Structure, resulting in an eventual transition out of the PPM model. If all practices transition to this service line structure, the Company expects the financial impact to be a reduction in debt by $140 million, restructuring and reorganization costs of $480 million, mostly non-cash related, and a reduction in annualized earnings before interest, depreciation, amortization and taxes (EBITDA) of $53 million.

"Eighteen months ago we embarked on a strategic plan to improve operations and resume growth. Today, we are stronger than ever, with a greatly improved capital structure and operating platform," said Dale Ross, chairman and CEO of US Oncology. "The traditional PPM model facilitated the advancement of cancer care by aggregating the largest network of premier oncologists, who care for 15 percent of the nation's new cancer cases annually. The US Oncology network provides access to advanced cancer therapeutics, diagnostic technologies and the largest integrated cancer research platform. However, the PPM business model relies on significant and recurring capital investments in intangible assets, resulting in a high cost of capital and limiting our return on assets. We believe that the service line structure affords us the opportunity to continue participating in the growth of the oncology industry by unlocking the value of our core competencies with significantly reduced and better-focused capital needs. We believe shareholder value will improve with the less capital intensive service line approach."

The Company believes that the US Oncology affiliated practices will benefit from rapid adoption of the service line structure: amounts retained by the practices would increase, management control would return to the local practices and the affiliated practices would receive the benefits of the Company's core services.

Going forward, the Company will be internally reorganized into three synergistic divisions -- Oncology Pharmaceutical Management, Outpatient Cancer Center Operations, and Cancer Research and Development Services. The Company has developed significant expertise, size and scale within these fields. The Company's new service-based divisions are expected to be market leaders:

- Oncology Pharmaceutical Management is expected to generate more than $780 million in annual revenues, based on the current network volume. Key service offerings will include purchasing, distribution, admixture, and management of specialty oncology pharmaceuticals.

- Outpatient Cancer Center Operations is expected to produce more than $280 million in annual net patient revenues, based on existing network performance. The portfolio of service offerings includes the full range of outpatient cancer center development and management, including deployment of radiation therapy and positron emission tomography (PET) technology.

- Cancer Research and Development Services provides a full range of oncology drug development services, from study concept and design to regulatory approval, including complete Phase I-IV clinical trials. The division currently supervises 98 clinical trials, with annual accruals of more than 4,000 patients.

With an expanded market and proven services, the Company expects to continue to grow the network of premier oncologists. Network physicians can offer their patients continued access to high quality cancer care in a convenient, cost-effective, community-based, outpatient setting.

If all current practices transitioned to the service line structure, thus eliminating the medical oncology practice management responsibilities and related fees, the Company expects the financial impact to be as follows: 1)
a reduction in annual EBITDA of $66 million because of the elimination of medical oncology practice management responsibilities and related revenues and expenses, and a corresponding increase in amounts retained by the practices, partially offset by an additional $13 million in EBITDA from reduced corporate expenses and the provision of additional services to pharmaceutical companies;
2) $160 million in cash from the sale of non-medical assets back to the practices; 3) a $50 million cash tax benefit; 4) an approximate $140 million reduction in outstanding debt; 5) a $420 million elimination of long-term and intangible assets currently reflected on the Company's balance sheet; and 6) an approximate $60 million in transitional and restructuring costs. The Company anticipates that benefits and the costs of the transition will be incurred over the next 18 months, anticipated to start in first quarter 2002. (See Exhibit II for Unaudited Pro Forma Financial Information.)

US Oncology has retained UBS Warburg LLC as financial advisor to assist in this transition. The Company plans to refinance its existing senior indebtedness. In this regard, the Company has retained First Union Securities, Inc. and UBS Warburg LLC to act as arrangers for $325 million in new credit facilities for the Company, of which First Union National Bank, UBS AG and GE Healthcare Financial Services, a unit of GE Capital, have committed to provide a total of $140 million.

"We will support our affiliated physicians and their practices throughout the transition process and continue building on our long-term relationships by providing and expanding the high quality services they have become accustomed to as part of the US Oncology network," said Ross. "We believe the service line structure, without the constraints of the PPM model, creates an exciting growth opportunity both for the Company and our network of affiliated practices."

US Oncology, headquartered in Houston, Texas, is America's premier cancer care services company. The Company supports the cancer care community by providing Oncology Pharmaceutical Management, Outpatient Cancer Center Development, and Cancer Research and Development Services. US Oncology is affiliated with over 850 physicians operating in over 450 locations, including 75 outpatient cancer centers, in 27 states.

This press release contains forward-looking statements, including statements that include the words "believes," "expects," "anticipates," "intends," "plans," "projects," or similar expressions and statements regarding our prospects. All statements concerning expected financial results, the benefits of the service line structure, pro forma financial presentations and all other statements other than statements of historical fact included in this press release are forward-looking statements. Although the Company believes that the expectations reflected in such statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Matters that could further impact future results and financial condition include the success of the service line structure, transition of existing practices, expansion into new markets, reimbursement for healthcare services, government regulation and enforcement, continued relationships with pharmaceutical companies and other vendors, increases in the cost of providing cancer treatment services and the operations of the Company's affiliated physician groups. Please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for 2000 and Current Report on Form 8-K filing this press release, for a more extensive discussion of factors that could cause actual results to differ materially from the Company's expectations.

                    EXHIBIT I.  SUMMARY OF SERVICES PROVIDED


The Oncology Pharmaceutical Management division will provide comprehensive, on-site pharmaceutical management services to medical oncology practices and clinics. Pharmaceutical management services include pharmaceutical purchasing, inventory control and waste management, facility development, on-site staffing and management, admixture services, and in some locations, on-site retail pharmacies for the convenience of cancer patients.

The division delivers value to oncology practices by installing industry leading processes and systems, leveraging the network's size in purchasing pharmaceuticals, providing quality control services, reducing drug waste and enhancing charge capture. In addition, the division will provide information management, utilization benchmarking and reviews, clinical support to the drug treatment process, and professional engagement through participation in US Oncology's Pharmacy and Therapeutics Committee and educational conferences.

US Oncology currently provides oncology pharmaceutical management services to its network of over 850 physicians in over 450 sites, who provide cancer care services to over 500,000 patients each year. In addition, the Company purchases more than $708 million per year in oncology pharmaceuticals on behalf of its network physicians, representing more than 400 admixture sites, and 31 licensed pharmacies, which are supported by 51 pharmacists and 180 pharmacy technicians.

The Outpatient Cancer Center Operations division will develop and manage comprehensive, community-based outpatient cancer centers. The division seeks to contract with oncology practices and clinics to provide expertise in outpatient cancer center development and operations and access to capital for development.

The division will provide a "turn-key" service, developing centers from the preliminary feasibility study through full operational status, including site acquisition, architectural design, construction management, equipment evaluation and acquisition, and physician and technical staff recruiting. Once a center is operational, the division will provide full operations and facilities management, including marketing and other related services. Practices benefit by having access to low-cost capital, operational expertise gained from pioneering outpatient cancer centers, the latest technology to enhance patient care and diversified revenue sources.

US Oncology currently manages 75 comprehensive outpatient cancer centers located in urban, suburban and rural settings. The Company manages over 1.2 million square feet of medical oncology office space, an installed base of 112 linear accelerators, 76 computerized axial tomography (CT) units and nine PET units, which provide care to over 250,000 patients each year.

The Cancer Research and Development Services division will provide a comprehensive range of cancer research and development activities focused exclusively on oncology. The division will focus on bringing investigational therapies to cancer patients through the US Oncology network of community-based oncology researchers. The division will contract with pharmaceutical and biotechnology firms to provide a comprehensive range of services, from study concept and design to regulatory approval, including complete Phase I through Phase IV trials.

The division provides a complete range of research and development support services, including recruitment of studies, protocol writing and scientific approval process, supported by a single Clinical Review Advisory Board. A team of research professionals that includes the study principal investigator, site investigator, site sub-investigator, research nurse/coordinator, clinical research assistants, project managers and data coordinator/manager supervises each research project. Study management services include study initiation and monitoring, patient accrual, project management, protocol implementation, data management and statistical analysis. A single Institutional Review Board provides research oversight.

US Oncology currently supervises approximately 100 clinical trials, with annual accruals of more than 4,000 patients, in conjunction with its network of 650 participating physicians in more than 330 research locations. The Company actively participated in clinical research trials that resulted in nine new drugs in five years.

                  EXHIBIT II.  PRO FORMA FINANCIAL INFORMATION

The Company currently provides comprehensive management services to affiliated oncology practices (the "PPM Model"). In repositioning its strategic focus, the Company would offer three core service lines to its affiliated practices:
Oncology Pharmaceutical Management, Outpatient Cancer Center Operations, and Cancer Research and Development Services (the "Service Line Model"). The following Unaudited Pro Forma Income Statement for the six months ended June 30, 2001 and the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2001 have been prepared to reflect adjustments to the Company's results of operations and financial position as if each affiliated practice had terminated its existing management agreement with the Company and entered into agreements under the Service Line Model, effective January 1, 2001 for the Income Statement, or effective June 30, 2001 for the Balance Sheet. The Company gives no assurances as to if and when the affiliated practices might make a transition from the PPM Model to the Service Line Model.

The following pro forma financial information has been prepared beginning with the actual results of operations and financial condition through and as of June 30, 2001. The pro forma financial information is for illustrative purposes only and is not necessarily indicative of the results that would have been obtained if the conversion from the PPM Model to the Service Line Model had occurred on January 1, 2001 or that may be realized in the future. Additional operating costs will likely be incurred if less than all of the Company's existing management agreements are terminated. The pro forma financial information also does not reflect entering into any new relationships with physician practices not previously associated with the Company. Readers should refer to the notes to the following pro forma financial information for additional assumptions, and this pro forma financial information should be read in conjunction with the "Risk Factors" included in the Company's Annual Report on Form 10-K for 2000 and Current Report on Form 8-K dated today, each filed with the Securities and Exchange Commission, and are cautioned not to place undue emphasis on the pro forma information.

                               US ONCOLOGY, INC.
                      UNAUDITED PRO FORMA INCOME STATEMENT
                             SERVICE LINE STRUCTURE
                         Six Months Ended June 30, 2001
                     (in thousands, except per share data)

----------------------------------------------------------------------------------------------------------------------------
                                                               Six Months
                                                               Ended June             Pro Forma
                                                                30, 2001            Adjustment(s)                  Pro Forma
                                                               As Reported                                         /(1)(2)/
----------------------------------------------------------------------------------------------------------------------------
Revenue                                                            $755,797               $(253,810)               $501,987

Operating expenses:
     Pharmaceuticals and supplies                                   384,632                 (26,420)                358,212
     Field compensation and benefits                                158,978                (119,671)                 39,307
     Other field costs                                               96,357                 (74,895)                 21,462
     General and administrative                                      28,801                       0                  28,801
     Depreciation and amortization                                   34,553                 (16,543)                 18,010
     Restructuring and other charges                                  5,868                       0                   5,868
                                                                   --------               ---------                --------
                                                                    709,189                (237,529)                471,660
                                                                   --------               ---------                --------

Income from operations                                               46,608                 (16,281)                 30,327

Interest expense, net                                                13,380                  (5,956)                  7,424
                                                                   --------               ---------                --------

Pre-tax income                                                       33,228                 (10,325)                 22,903
Income taxes provision (benefit)                                     12,627                  (3,924)                  8,703
                                                                   --------               ---------                --------

Net income                                                         $ 20,601               $  (6,401)               $ 14,200
                                                                   ========               =========                ========
Net income excluding one-time charges                              $ 24,240               $  (6,401)               $ 17,839
                                                                   ========               =========                ========

Net income per share                                               $   0.21              ($    0.07)               $   0.14
                                                                   ========               =========                ========
Net income per share excluding one-time charges                    $   0.24              ($    0.06)               $   0.18
                                                                   ========               =========                ========

Weighted average shares outstanding - basic                          99,804                  99,804                  99,804
Weighted average shares outstanding - diluted                       100,177                 100,177                 100,177

Earnings before interest, taxes, depreciation and                  $ 87,029               $ (32,824)               $ 54,205
 amortization

--------------------------------------------------------------------------------

/(1)/ Does not reflect anticipated additional EBITDA of $13 million which the Company estimates will result from the conversion to Service Line Structure, as a result of a reduction in general and administrative expenses and additional revenue from services to pharmaceutical companies.

/(2)/ Does not include impairment, restructuring or other charges incurred in terminating service agreements with existing practices and entering into new arrangements with them under the Service Line Structure.

                               US ONCOLOGY, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 June 30, 2001
                                 (in thousands)


--------------------------------------------------------------------------------------------------------------------
                                                                                    Total
                                                           As Reported            Pro Forma              Pro Forma
                                                          June 30, 2001         Adjustment(s)          June 30, 2001
--------------------------------------------------------------------------------------------------------------------
Assets
Current assets
     Cash and equivalents                                    $   12,108          $       0                  $ 12,108
     Accounts receivable                                        313,295           (163,441)                  149,854
     Other current assets                                        90,590             (4,433)                   86,157
                                                             ----------          ---------                  --------
          Total current assets                                  415,993           (167,874)                  248,119

Property and equipment, net                                     274,662            (80,000)                  194,662
Service agreements, net                                         389,602           (389,602)                        0
Other assets                                                     54,319            121,871                   176,190
                                                             ----------          ---------                  --------
                                                             $1,134,576          $(515,605)                 $618,971
                                                             ==========          =========                  ========

Liabilities and Stockholders' Equity
Current liabilities                                          $  262,909          $ (82,639)                 $180,270

Long-term debt                                                  226,727           (140,147)                   86,580
                                                             ----------          ---------                  --------
          Total liabilities                                     489,636           (222,786)                  266,850

Minority interests                                                1,507                  0                     1,507

Stockholders' equity                                            643,433           (292,819)                  350,614
                                                             ----------          ---------                  --------

                                                             $1,134,576          $(515,605)                 $618,971
                                                             ==========          =========                  ========

--------------------------------------------------------------------------------

Notes to Pro Forma Financial Information
----------------------------------------

a) The adjustments included in the pro forma information reflect management's estimates of revenue and expenses that will not be derived or incurred under the Service Line Model. The principal core operations under the Service Line Model are associated with (1) Oncology Pharmaceutical Management and (2) Outpatient Cancer Center Operations. As a result, estimating the revenues and expenses of such core operations was integral to developing the pro forma information included herein. In connection with those core services, the following assumptions were utilized in developing such estimates:

    . With respect to the Oncology Pharmaceutical Management business, the pro forma information is based on the following assumptions: (a) revenue reflects (i) the sale price anticipated to be charged to the practices for drugs dispensed by its existing affiliated practices during the six months ended June 30, 2001, based upon the Company's assessment of current market prices and actual levels of usage for such period, (ii) payment for pharmacy services, on a per dose basis, at market rates determined by the Company and (iii) actual results from managing 31 retail pharmacies currently operated by the Company or its affiliated groups; (b) pharmaceuticals and supplies expense represents the Company's actual existing drug cost for the period; (c) field compensation and benefits expense reflects existing personnel costs that the Company will assume in managing the pharmacy program for the affiliated practices, but does not include any additional costs not currently included in the business intended to be charged to the practice as corresponding charges for additional services to be performed; and (d) Other field costs reflect the Company's actual results from managing 31 retail pharmacies currently operated by the Company or its affiliated groups.


    . With respect to the Outpatient Cancer Center Operations business, the pro forma information is based upon actual operating results during the period of 75 cancer centers, 9 PET installations and diagnostic operations owned and managed by the Company and upon the following assumptions: (a) revenue reflects the expectation that at termination of each existing service agreement, the Company would enter into new agreements with the affiliated practices with the following anticipated financial terms: (i) repayment by the practice of capital costs for principal and interest on radiation, radiology and PET facilities; (ii) recovery from the practice of capital costs for depreciation and interest on equipment; (iii) additional capital costs paid by the practice to assure that the Company receives a predetermined rate of return on capital; (iv) service fees payable by the practice to the Company equal to 30% of earnings before taxes from radiation oncology and radiology operations; and (v) anticipated rent charged to medical oncology practitioners occupying medical office space within the cancer center; and (b) operating expenses reflect the Company's bearing the costs of owning and operating the cancer centers (subject to the reimbursements described above).

b) Revenue: Revenue has been adjusted to reflect the termination of existing service agreements and implementation of the Service Line Model under the assumptions described above and includes results of other businesses (primarily stem cell transplantation and clinical research).

c) Pharmaceuticals and supplies: Pharmaceuticals and supplies reflects the Company's actual drug cost for the period and has been adjusted to reflect the elimination (as a result of termination of existing service agreements) of the Company's obligation to provide medical oncology supplies to the practices under the Service Line Model.

d) Field compensation and benefits: Field compensation and benefits has been adjusted to reflect the elimination of certain practice-level personnel costs of the Company as a result of the termination of existing service agreements and related obligations thereunder.

e) Other field costs: Other field costs has been adjusted to reflect the elimination of the Company's obligation (as a result of termination of existing service agreements) to provide medical oncology facilities and certain other items to practices under the Service Line Model.

f) Depreciation and amortization: Depreciation and amortization has been adjusted to reflect the elimination of depreciation and amortization expense related to certain long-term and intangible assets resulting from the termination of the existing service agreements and the sale of non-medical assets to the practices.

g) Interest expense: Interest expense has been adjusted to reflect a reduction in interest expense resulting from the anticipated reduction in long-term debt resulting from application of the cash proceeds from the sale of assets to physician practices, and anticipated current year cash tax benefit, less the amount of such proceeds which will be used for transition and restructuring costs.

h) Accounts receivable: Accounts receivable has been adjusted to reflect the transfer of all existing medical oncology accounts receivable to the practices upon termination of the existing service agreements, which adjustment is partially offset by an anticipated increase in outstanding accounts receivables to reflect accounts receivable for pharmacy management services under the Service Line Model, based on current pharmaceutical volume.

i) Other current assets: Other current assets has been adjusted to reflect the following assumptions relating to the termination of existing service agreements: (1) that the Company will receive reimbursement from physician practices for the prepaid expenses incurred on their behalf prior to termination of existing service agreements; (2) that affiliated physician practices will transfer ownership of the pharmaceutical inventory currently held by them to the Company in connection with termination of the service agreements; (3) that the amount due from affiliated practices will decrease as a result of such transfer of pharmaceutical inventory.

j) Property and equipment, net: Property and equipment, net has been adjusted to reflect the assumed sale of non-medical assets with a net book value of $50 million to the practices with no gain or loss and the probable impairment of assets with a net book value of $30 million, anticipated not to have any future value due to the termination of existing service agreements.

k) Service agreements, net: Service agreements, net has been adjusted to reflect the anticipated write-off of the intangible assets related to all service agreements currently held by the Company.

l) Other assets: Other assets have been adjusted to reflect (1) anticipated increased deferred financing costs in connection with refinancing existing debt of the Company in connection with the transition to the Service Line Model, and (2) anticipated increase in deferred income taxes to reflect the anticipated cash tax benefit of the termination of service agreements and related transactions and charges.

m) Current liabilities: Current liabilities has been adjusted to reflect (1) the transfer to the practices of certain medical oncology liabilities related principally to employees, professional services, facilities costs and supplies in connection with the termination of the service agreements, with partial offset to reflect an anticipated increase in outstanding accounts payable for the oncology pharmaceutical management business, and
    (2) a reduction in income taxes payable as a result of the income tax benefit associated with the pro forma assumptions listed above at the Company's prevailing effective tax rate.

n) Long term debt: Long term debt has been adjusted to reflect the reduction in long term debt as a result of net cash proceeds derived from the transfer of medical assets to the practices upon termination of the service agreements and expected current year tax refund proceeds, which proceeds are offset by anticipated transition and restructuring costs of $60 million (see note o). The Unaudited Pro Forma Financial Information does not reflect any refinancing of existing debt.

o) Stockholders' equity: Stockholders' equity has been adjusted to reflect the tax effected impact of the pro forma assumptions in the aggregate and the transition and restructuring charges and reflects adjustments relating to a restructuring charge, estimated to be $480 million, consisting of the following:

    .  Write-off of existing service agreements.
    . Write-off of certain fixed assets associated with operating the PPM business,
    . Debt prepayment and other financing costs, . Stay bonuses and retention bonuses for key personnel, . Duplicate staffing costs during transition period, . Closure of certain existing administrative offices, and . Legal, accounting and other consulting fees and expenses associated with termination of existing service agreements and implementation of the Service Line Model.

    Although the pro forma financial information reflects the assumption that all of the Company's existing service agreements are terminated and existing affiliated practices enter into new agreements under the Service Line Model, in each case effective as of January 1, 2001 for the Income Statement, or effective June 30, 2001 for the Balance Sheet, the Company anticipates that such terminations and adoptions of the Service Line Model will occur over the next 18 months. Therefore, the Company will incur restructuring, duplicate staffing and incremental transition charges as such terminations occur, and will reflect such charges in the reporting period incurred, rather than a single reporting period.